 Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

17 AUGUST 2020

APPOINTMENT OF CHRIS LYNCH TO THE WESTPAC BOARD

Westpac has today announced the appointment of Christopher (Chris) Lynch to the Westpac Board effective 1 September 2020.

Westpac Chairman, John McFarlane said “We are delighted to welcome Chris to the Board as we continue the process of Board and Executive renewal. Chris will bring new insights to the Board with his senior domestic and international experience.”

Chris’s last Executive position was as CFO of Rio Tinto, based in London and prior to that he was CEO of Transurban. Chis also held a number of Senior Executive positions at BHP, including as Group President, Carbon Steel Materials and as CFO. Prior to BHP, Chris worked at Alcoa both in Australia and internationally.

Chris said “It is an honour to join the Board of Australia’s oldest company. A robust banking sector is essential for the Australian and Global economy. I look forward to working with John and the Board.”

Mr Lynch will be an independent Non-executive Director and will become a member of the Board Audit Committee and Board Risk Committee upon his appointment.

About Chris Lynch

Mr Lynch was formerly the Global Chief Financial Officer of Rio Tinto based in London from 2013 to 2018, was the Chief Executive Officer of Transurban Group from 2008 to 2012 and the Group President, Carbon Steel Materials and Chief Financial Officer of BHP Billiton. Mr Lynch also held a number of executive positions at Alcoa (including in the USA, Europe and Australia).

Mr Lynch holds a Master of Business Administration and a Bachelor of Commerce, both from Deakin University, and is a Fellow of CPA Australia.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.